UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003871

hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52294

3/6/02 TV

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|01 AND ENDING 12|31|01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Round 1 USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Summit Road
(No. and Street)

Walnut Creek | California | 94596
(City) | (State) | (Zip Code)

SEC RECEIVED MAR 04 2002 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jordan L. Loewer (925) 937-5238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schonbraun, Safris, McCann & Berkitsky & Co, L.L.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway | Roseland | New Jersey | 07068
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mr. Michael E. Safris CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Round 1 USA, Inc., as of February 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.

Agnes P. Angelone
A Notary Public of New Jersey
My Commission Expires August 28, 2002

[signature]
Signature

CPA
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition. - Balance Sheet
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. - Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. - N/A
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - N/A
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. - N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROUND 1 USA, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

ROUND 1 USA, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Round 1 USA, Inc.
Walnut Creek, California

We have audited the accompanying balance sheet of Round 1 USA, Inc. as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Round 1 USA, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 28, 2002

ROUND 1 USA, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS	
Current Assets	
Cash	$ 43,912
LIABILITIES AND SHAREHOLDERS' EQUITY	
Stockholders' Equity	
Common shares, $100 par value;	
500 – shares authorized, issued and outstanding	50,000
Retained earnings (deficit)	(6,088)
	43,912
	$ 43,912

The accompanying notes are an integral part of this financial statement.

ROUND 1 USA, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2001

Revenues	
Service fees	$ 4,977
Interest income	1,372
	6,349
Expenses	
Regulatory fees	8,257
Other expenses	620
	8,877
Net loss	(2,528)
Retained earnings (deficit), beginning	(3,560)
Retained earnings (deficit), ending	$ (6,088)

The accompanying notes are an integral part of this financial statement.

ROUND 1 USA, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net loss	$ (2,528)
Net decrease in cash	(2,528)
Cash, beginning	46,440
Cash, ending	$ 43,912

The accompanying notes are an integral part of this financial statement.

ROUND 1 USA, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Principal Business Activity

Round I USA, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company will conduct capital raising services based primarily on a confidential private placement memorandum that described the private offer and sale of primary securities. This private placement (or "Reg D") memorandum will be offered to subscribers of the network who are "accredited investors," as defined in Rule 501(a) of regulation D under the Securities Act of 1933, as amended ("Securities Act.").

The company is a wholly owned subsidiary of Round 1 Private Capital Marketplace, Inc. (the "parent"). The Company was incorporated in the State of Delaware on January 11, 2000. The Company currently has no substantial business operations.

During 2001, the parent of the Company filed for protection under Chapter 7 of the bankruptcy laws (on September 28, 2001). The Company was never considered insolvent during this time and had maintained the required net capital throughout the bankruptcy process. On December 7, 2001, VentureRound Group, LLC has made an offer to purchase the Company from the trustee for the Chapter 7 estate of parent (Debtor), which was subsequently approved on December 21, 2001.

b. Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Round 1 USA, Inc.
Walnut Creek, California

Our report on our audit of the basic financial statement of Round 1 USA, Inc. for the year ended December 31, 2001 appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 6 and 7 is presented for purposes for analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February, 28, 2002

ROUND 1 USA, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 43,912
Qualifying subordinated liabilities	--
Total equity and allowable subordinated liabilities	43,912
Deductions and/or charges:	
Non-allowable assets	--
Other deductions/additions	--
Total deductions and/or charges	--
Net capital before haircuts on securities positions	43,912
Haircuts on securities positions	--
Net Capital	$ 43,912

NET CAPITAL REQUIREMENT

Net capital	$ 43,912
Minimum net capital required	5,000
Excess net capital	$ 38,912

See Independent Auditors' Report on Supplementary Information.

ROUND 1 USA, INC.

SCHEDULE II

COMPUTATION OF AGGREGATED INDEBTEDNESS PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

Indebtedness	
Customer cash balances	$ --
Fails to receive	--
Total indebtedness	$ --
Less, Cash in Customer Reserve Account	--
Total Aggregate Indebtedness	--
Net Capital	$ 43,912
Ratio of Aggregated Indebtedness to Net Capital	0.00%

See Independent Auditors' Report on Supplementary Information.